

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2014

Via E-mail
Shawn K. Poe
Chief Financial Officer
Ply Gem Holdings, Inc.
5220 Weston Parkway, Suite 400
Cary, North Carolina 27513

> **Re: Ply Gem Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 3, 2014**
> **File No. 333-197238**

Dear Mr. Poe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Documents by Reference, page 120

1.   Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05) available on our website.

Exhibit 5.2 – Opinion of Marshall & Melhorn, LLC

2.   Please delete the phrase "as of the date hereof" from the last paragraph or confirm that you will re-file your opinion on the date of effectiveness.

Exhibit 5.3 – Opinion of Lathrop & Gage LLP

3.   Please have counsel either remove the qualifications set forth on page 3 in paragraphs (B) and (C) or have counsel explain to us why each of these exclusions is necessary and appropriate in light of the applicable requirements for legal opinions.

Exhibit 5.4 – Opinion of Adams and Reese LLP

4.   Please have counsel remove the second sentence in each of sections 1(a), 1(b) and 1(c) on page 3 that the opinion is based solely upon certificates issued by the Secretary of State of the State of Texas dated July 1, 2014, or clarify that counsel has reviewed all other documents as necessary to render its legal opinion.

5.   Please have counsel either remove the qualification set forth on page 5 in paragraph (e)(i) or have counsel explain to us why it is necessary and appropriate in light of the applicable requirements for legal opinions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729, if you have any questions regarding our comments.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        John C. Kennedy, Paul, Weiss, Rifkind, Wharton & Garrison LLP